Bennett L. Nussbaum

Senior Vice President,

    Chief Financial Officer

June 8, 2011

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Winn-Dixie Stores, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed August 30, 2010

File No. 1-3657

Dear Ms. Thompson:

This letter sets forth the responses of Winn-Dixie Stores, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Staff’s letter to the Company dated June 1, 2011. For the convenience of the Staff, the text of each comment is reproduced followed by our response.

Form 10-K for the Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 33

Note 1. Summary of Significant Accounting Policies and Other Matters, page 33

Business Reporting Segments, page 33

Comment 1:	We have reviewed your response to comment two in our letter dated April 27, 2011. As previously requested, please clearly disclose whether operating segments have been aggregated when determining your single reportable segment. Refer to ASC 280-10-50-21(a), and show us your proposed disclosure.

Response 1:

In response to the Staff’s comment, in future filings, we will revise our disclosure to disclose the basis of having one reportable segment. The Company has concluded that it has one operating segment; therefore, it has one reportable segment. No aggregation of operating segments has occurred. The operating results of the Company’s retail stores are regularly reviewed on a consolidated basis by the Company’s chief operating decision maker, its Chief Executive Officer, to make decisions about resources to be allocated within the segment and assess its performance.

Beginning with our annual report on Form 10-K for the fiscal year ending June 29, 2011, we will revise future filings to include the following disclosure related to the basis of our one reportable segment.

Business Reporting Segments: The Company’s retail stores account for substantially all of its net sales. These stores are located in a limited geographic area, the southeast region of the United States. Each retail store contains substantially the same selling departments and sells substantially the same products within those departments. Accordingly, the Company has determined that it has one operating segment that is one reportable segment. No aggregation of operating segments has occurred.

Comment 2:

We note your proposed disclosure in response to comment two in our letter dated April 27, 2011 and note that you categorize dairy as a non-perishable product. Based on your response, we assume that you classified dairy as a non-perishable product because it has a similar gross margin percentage, shelf life and inventory shrink loss when compared to other products in the non-perishable category. If our understanding is correct, please confirm our understanding and disclose to your readers this rationale for grouping products into the categories you are presenting.

Response 2:	The Company confirms the Staff’s understanding that the Company considers dairy products to have characteristics similar to other products in the non-perishable category. Beginning with our annual report on Form 10-K for the fiscal year ending June 29, 2011, the Company will disclose its rationale for the product groupings.
Note 6. Impairment Charges, page 39
Comment 3:	We note your proposed disclosure in response to comment four in our letter dated April 27, 2011. Rather than discussing the specific facts and circumstances that led to the impairment charges recorded in your financial statements, your proposed disclosure provides an accounting policy that describes in general terms how you determine whether long-lived assets at a store location are impaired and provides a list of several factors that could hypothetically lead to an impairment. Please revise future filings to better describe the specific facts and circumstances that led to the actual impairment charges recorded in each year presented in your financial statements, and show us your proposed disclosure.

Response 3:	Beginning with our annual report on Form 10-K for the fiscal year ending June 29, 2011, we will revise future filings to include a description of the long-lived assets that were impaired during the periods presented and the facts and circumstances leading to the impairment charges as follows:

Impairment Charges

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses store performance reviews for indications that changes in market factors, traffic patterns, competition and other factors have negatively impacted the operating results of store locations. Such changes resulted in the identification of underperforming stores that experienced a current period cash flow loss combined with a history of cash flow losses. The Company compared the net book value of those underperforming store assets to the Company’s best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the assets and, in some cases, the Company concluded that the undiscounted cash flows were less than the net book value of the related assets. For those stores, the excess of the net book value of the assets over their fair value was recorded as an impairment charge as detailed below.

Intangible assets with indefinite lives are reviewed for impairment on an annual basis or more frequently if events or circumstances indicate that the asset may be impaired. In fiscal 20XX, the Company recorded $xxx of impairment charges related to the decline in market value for liquor licenses.

Fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy. Fair value is determined using a discounted cash flow methodology, which for store assets considers the terminal value based on broker quotes.

Impairment charges from continuing operations were comprised of the following:

Fiscal Year
	2011	2010	2009
Store facilities, including favorable leases	$—	—	—
Indefinite-lived intangible assets	—	—	—

Total impairment charges	$—	—	—

Impairment charges in store facilities included leasehold improvements, store fixtures and favorable leases.

Discontinued operations for fiscal 2011, fiscal 2010 and fiscal 2009 included impairment charges of $xxx, $xxx, and $xxx, respectively.

In connection with its responses set forth herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum